02017973

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
02/28/02

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated February 28, 2002 announcing the initiation of a third Phase II clinical trial of the Company's MVA-HPV-IL2 vaccine candidate.

Thursday February 28, 12:00 am Eastern Time

Press Release

SOURCE: Transgene

Transgene Initiates Third Phase II Clinical Trial Of MVA-HPV-IL2 Vaccine Candidate

STRASBOURG, France, Feb. 28 /PRNewswire-FirstCall/ - Transgene (Nasdaq: TRGNY - news; Nouveau Marche: TRANSGENE) announced today the initiation of a Phase II clinical trial of its immunotherapeutic MVA-HPV-IL2 vaccine candidate for the treatment of stage 2-3 cervical intra-epithelial neoplasia (CIN2-3). The trial will be conducted in France and will include up to 28 women with CIN2-3.

The human papillomavirus (HPV) infection has been shown to be an important agent associated with the development of cervical cancer. HPV has been detected in 80% to 90% of cases of CIN and in more than 90% of cases of cervical cancer. CIN are lesions of the cervix that may progress to cervical cancer. The World Health Organization estimates that approximately 10 million women worldwide suffer from CIN 2-3 and that approximately 300 million women have HPV cervical infections without cytological abnormalities.

The Phase II clinical trial will be conducted at six sites in France and will evaluate the efficacy of multiple subcutaneous injections. The patients will be divided into two groups for the evaluation of two different doses. The trial's primary objective is to demonstrate clinical and histological efficacy as measured by the elimination of the CIN lesions at six weeks.

``This new clinical trial demonstrates our commitment to evaluating our MVA-HPV-IL2 vaccine candidate in the different stages of diseases linked to HPV to develop it as a new immunotherapeutic approach to treating HPV-related cervical lesions," said Gilles Belanger, Chief Executive Officer of Transgene. ``This is the fifth Phase II clinical trial initiated by Transgene over the last three months and we are pleased that we have been able to meet the schedule we established in early 2001 for the development of our vaccine candidates."

As announced in October and December 2001, Transgene's MVA-HPV-IL2 vaccine candidate is currently being evaluated in two Phase II clinical trials, one for the treatment of cervical cancer and one for the treatment of vulvar epithelial neoplasia (VIN3). Phase I clinical trials of MVA-HPV-IL2 conducted in the U.S. and in Europe involved patients with various stages of cervical lesions. These trials demonstrated a positive safety and tolerance profile of MVA-HPV-IL2 and provided evidence of immune response.

MVA-HPV-IL2 uses the MVA vector, a highly attenuated pox virus, to express two human papilloma virus (HPV) antigens found in HPV 16, the E6 and E7 proteins. The objective of treating CIN2-3 patients with MVA-HPV-IL2 is to induce an efficient immune response against HPV 16 as was observed in earlier animal studies.

Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has product candidates in clinical development to treat a variety of cancer indications. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and synthetic vectors.

This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors that may affect Transgene's future operating results include the following: Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled ``Risk Factors."

SOURCE: Transgene

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2002

Transgene S.A.

By: ______________________

Paul Bikard
Chief Financial Officer